Exhibit 99.3

GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 19, 2022

NOTICE-AND-ACCESS NOTICE TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of Shareholders of GoldMining Inc. (the "Corporation") will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada, on Thursday, May 19, 2022, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.	Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon;

2.	Election of Directors: to elect directors of the Corporation for the ensuing year as set forth in the Corporation's Management Information Circular relating to the Meeting (the "Circular");

3.	Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

Approval of Unallocated Options under the Stock Option Plan:  to consider and, if thought appropriate, approve an ordinary resolution to approve all unallocated options issuable pursuant to the stock option plan of the Corporation and to ratify certain previous grants of options thereunder, as more particularly described in the Corporation's Circular;

5.

Approval of Amendments to the Stock Option Plan: to consider and, if thought appropriate, approve an ordinary resolution to approve certain amendments to the stock option plan of the Corporation as more particularly described in the Corporation's Circular; and

6.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2021 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials"), instead of mailing paper copies. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Corporation.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Corporation toll free at 1-855-630-1001 (extension 409). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 5, 2022, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. on May 17, 2022, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Corporation's board of directors have fixed March 22, 2022, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each Registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Vancouver time) on May 17, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The Chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Corporation is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting and may decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 23rd day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani, Chairman

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